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Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2003

CONVERIUM HOLDING AG

(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   Not Applicable

SIGNATURES

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Dirk Lohmann Name: Dirk Lohmann Title: CFO

By:	/s/ Christian Felderer Name: Christian Felderer Title: Group General Counsel

Date: July 7, 2003

Monthly disclosure of equity securities newly created from conditional capital

Issuer:                             Converium Holding AG
Sec. ID no.:                     1,299,771

ISIN:                               CH0012997711

In accordance with Part 3a of the Articles of Incorporation of Converium Holding Ltd and with para. 5.02 (conditional capital) of the checklist published as enclosure 1 of the “Reports required in order to maintain a listing” (Art. 64 – 75 KR), we inform about the creation of following share capital:

Newly created share capital

• As at end of June 2003                                   No new shares

• As at end of previous month                          6,217 Shares

Conditional capital                                         No. of shares CHF

• Reserved for Employee Participation            4,000,000 Shares CHF 40,000,000

• Of which total exercised by end of
   June 2003                                                       6,217 Shares      CHF 62,170

• Remainder                                                      3,993,783 Shares           CHF 39,937,830

With best regards,

Converium Holding AG